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                                                                    EXHIBIT 12.1

                               CLINICAL DATA, INC.
                 RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

                                                                                  YEAR ENDED MARCH 31,
                                                               -----------------------------------------------------------
     (Dollar amounts in thousands, except ratios)                 2007         2006        2005        2004        2003
-------------------------------------------------------        -----------  -----------  ----------  ----------  ---------
EARNINGS FROM CONTINUING OPERATIONS BEFORE FIXED CHARGES
(Loss) income from continuing operations before income taxes    $ (26,535)   $ (49,091)     $ 1,987     $ 1,049      $ 105
Add fixed charges deducted from income:
     Interest expense                                                 627          341           33          50         28
     Portion of rental expenses representative of an
     interest factor (1)                                              967          867          433         132        110
                                                               -----------  -----------  ----------  ----------  ---------
     Total fixed charges deducted from income                       1,594        1,208          466         182        138
                                                               -----------  -----------  ----------  ----------  ---------
Total earnings (as defined)                                     $ (24,941)   $ (47,883)     $ 2,453     $ 1,231      $ 243
                                                               ===========  ===========  ==========  ==========  =========

FIXED CHARGES
Deducted from income per above                                    $ 1,594      $ 1,208       $ 466       $ 182      $ 138
Preferred stock dividend requirements of consolidated
subsidiaries (2)                                                      110          100           -           -          -
                                                               -----------  -----------  ----------  ----------  ---------
Combined fixed charges and preferred stock dividend
requirements                                                      $ 1,703      $ 1,307       $ 466       $ 182      $ 138
                                                               -----------  ===========  ==========  ==========  =========

RATIO OF EARNINGS (AS DEFINED) TO FIXED CHARGES (3)                (15.7)       (39.6)         5.3         6.8        1.8

RATIO OF EARNINGS (AS DEFINED) TO COMBINED FIXED CHARGES
     AND PREFERRED STOCK DIVIDENDS                                     NM           NM         5.3         6.8        1.8

Notes:
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(1)   One-third of the rental expense is estimated to be representative of the interest factor.
(2) Preferred stock dividend requirements of consolidated subsidiaries represent the pre-tax amounts required to cover preferred stock dividends.
(3) We had deficiencies in earnings to fixed charges of $26,645,000 in 2007 and $49,191,000 in 2006.
NM    Not meaningful due to the loss incurred during the period.